Exhibit 99.3

JBS REPORTS THIRD QUARTER 2025 RESULTS

November 13, 2025 – JBS N.V. (NYSE: JBS; B3: JBSS32), announces today its 3Q25 results. The numbers reported herein are in US dollars, in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified.

US Comparable (“US Comp”): Consolidated US Comp is a managerial number and considers adjustments in Seara and JBS Brazil for comparative purposes with American peers, in addition to the other Business Units already in US GAAP.

(in millions, except per share data)

	Third Quarter				Nine Months Ended
	2025		2024		2025		2024
Net Sales	$22,597		$19,926		$63,121		$57,209
Adjusted EBITDA (IFRS)¹ ²	$1,835		$2,153		$5,116		$5,345
Adjusted EBITDA (US COMP)¹	$1,624		$1,826		$4,305		$4,512
Adjusted Operating Income (IFRS)¹ ²	$1,251		$1,610		$3,431		$3,712
Adjusted Operating Income (US COMP)¹	$1,276		$1,502		$3,309		$3,548
Net Income Attributable to JBS²	$581		$693		$1,609		$1,354
Earnings Per Share Attributable to JBS²	$0.52		$0.62		$1.45		$1.22
Leverage (Net Debt / Adjusted EBITDA LTM)¹ ²	2.4	x	2.2	x	2.4	x	2.2	x
Interest Coverage (Adjusted EBITDA LTM / Net Interest Expenses LTM)¹ ²	6.8	x	6.3	x	6.8	x	6.3	x
ROE LTM ¹ ²	23.7%		16.7%		23.7%		16.7%
ROIC LTM ¹ ²	16.7%		14.9%		16.7%		14.9%

(1)	Reconciliations for non-GAAP measures are provided in subsequent sections within this release.
(2)	IFRS

Third Quarter Highlights

●	Net Sales of $22,597 million, up 13% from prior year

●	IFRS Adjusted EBITDA of $1,835 million, down 15% from prior year

●	US COMP Adjusted EBITDA of $1,624 million, down 11% from prior year

●	IFRS Adjusted operating income of $1,251 million, down 22% from prior year

●	US COMP Adjusted operating income of $1,276 million, down 15% from prior year

●	EPS of $0.52, down 16% from prior year

“In the third quarter of 2025, JBS reported record net sales, with sales growth across all business units, underscoring the strength and diversification of its global multiprotein platform. Net income in the quarter was US$581 million and the Return on Equity (ROE) reached 23.7% (LTM), reflecting solid results. Leverage ended the quarter at 2.39x, in line with the Company’s long-term target”, said Gilberto Tomazoni – Global CEO.

JBS Beef North America delivered record net sales, supported by robust demand in the United States. Despite cutout prices reaching all-time highs, domestic consumption remained resilient. The industry continues to navigate a challenging cattle cycle, with limited cattle availability for processing. With cattle supplies at historically low levels, live cattle prices have remained high, pressuring profitability.

Pilgrim’s Pride continued to strengthen Key Customer partnerships and invested across all regions to drive sales growth, enhance margins, and reduce volatility. Throughout the quarter, chicken demand remained robust given its strong value proposition. In the U.S., Fresh maintained solid performance supported by portfolio diversification, quality, and operational excellence, while Prepared Foods sales rose more than 25% yoy. In Europe, PPC focused on profitable growth through Key Customer partnerships, promotional activity, and new offerings. In Mexico, branded products in both Fresh and Prepared Foods continued to grow, supported by expanding Key Customer relationships across retail.

JBS Brazil reported strong net sales growth, driven mainly by exports, with increases in both volumes and prices, as well as by higher prices in the domestic market. In the international market, in addition to solid global demand, geographic diversification played a key role, boosting sales across several strategic regions. In the domestic market, higher prices partially offset the sharp increase in cattle costs during the period. The Friboi brand was once again voted Top of Mind, the most remembered and preferred brand by Brazilian consumers, winning the meat category for the sixth time and consolidating its position as the absolute leader in its sector.

Seara, achieved the highest export volume in the company’s history, supported by strong operational execution and commercial agility. Despite temporary restrictions in major markets such as China and Europe due to a single avian influenza case in Brasil in May, the team acted quickly to redirect production and strengthen its presence in new markets. In the domestic market, revenue growth was driven by both higher prices and volumes, reflecting strong demand and efficient commercial, operational, and innovation execution. This performance reinforces Seara’s commercial strategy and operational discipline.

JBS USA Pork also delivered record net sales, supported by strong domestic market performance driven by solid demand and JBS’ ongoing efforts to expand its value-added and branded product portfolio. During the quarter, the Company announced the expansion of its pre-cooked bacon and breakfast sausage production through the acquisition of a plant in Iowa, in addition to a new facility (organic expansion) announced in the second quarter in the same state.

JBS Australia, net sales growth was primarily driven by higher prices during the period, both in the domestic and export markets. The beef segment was the main driver of the yoy improvement in profitability. Strong commercial dynamics, with higher prices and increased volumes in both domestic sales and exports, combined with continued operational efficiency gains, more than offset the 26% increase in cattle costs in 3Q25 vs. 3Q24, according to Meat & Livestock Australia (MLA). In the other segments, profitability improved, especially in pork and fish, due to strong operational execution and higher productivity.

Free Cash Flow & Leverage

As anticipated, working capital consumption increased during the period due to higher inventories, reflecting both input cost inflation and the operational dynamics of our global businesses. Consequently, free cash flow was more constrained, and leverage ended the quarter at 2.39x, in line with our long-term financial target. As always, we maintained discipline and responsibility, ensuring sound capital allocation and a solid balance sheet.

SEGMENT RESULTS

JBS Beef North America
	Third Quarter				Nine Months Ended
IFRS - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$7,248	$6,313	14.8%		$20,475	$17,886	14.5%
Cost of Sales	$(7,078)	$(5,971)	18.5%		$(20,228)	$(17,124)	18.1%
Gross Profit	$170	$341	-50.2%		$247	$762	-67.5%
Adjusted EBITDA	$(42)	$117	-		$(375)	$137	-
Margin (%)	-0.6%	1.9%	-2.5	p.p.	-1.8%	0.8%	-2.6	p.p.
Adjusted Operating Income	$(102)	$63	-		$(554)	$(26)	-
Margin (%)	-1.4%	1.0%	-2.4	p.p.	-2.7%	-0.1%	-2.6	p.p.

	Third Quarter				Nine Months Ended
USGAAP - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$7,248	$6,313	14.8%		$20,475	$17,886	14.5%
Cost of Sales	$(7,249)	$(6,230)	16.4%		$(20,800)	$(17,719)	17.4%
Gross Profit	$(1)	$83	-		$(325)	$167	-
Adjusted EBITDA	$(46)	$37	-		$(424)	$64	-
Margin (%)	-0.6%	0.6%	-1.2	p.p.	-2.1%	0.4%	-2.5	p.p.
Adjusted Operating Income	$(95)	$(6)	-		$(566)	$(64)	-
Margin (%)	-1.3%	-0.1%	-1.2	p.p.	-2.8%	-0.4%	-2.4	p.p.

Pilgrim’s Pride
	Third Quarter				Nine Months Ended
IFRS - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$4,756	$4,581	3.8%		$13,970	$13,495	3.5%
Cost of Sales	$(3,858)	$(3,671)	5.1%		$(11,339)	$(11,052)	2.6%
Gross Profit	$898	$910	-1.3%		$2,631	$2,443	7.7%
Adjusted EBITDA	$770	$776	-0.8%		$2,248	$2,059	9.1%
Margin (%)	16.2%	16.9%	-0.7	p.p.	16.1%	15.3%	0.8	p.p.
Adjusted Operating Income	$519	$549	-5.5%		$1,525	$1,374	11.0%
Margin (%)	10.9%	12.0%	-1.1	p.p.	10.9%	10.2%	0.7	p.p.

	Third Quarter				Nine Months Ended
USGAAP - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$4,759	$4,585	3.8%		$13,980	$13,506	3.5%
Cost of Sales	$(4,100)	$(3,901)	5.1%		$(12,050)	$(11,747)	2.6%
Gross Profit	$659	$684	-3.6%		$1,930	$1,760	9.7%
Adjusted EBITDA	$633	$660	-4.1%		$1,853	$1,688	9.8%
Margin (%)	13.3%	14.4%	-1.1	p.p.	13.3%	12.5%	0.8	p.p.
Adjusted Operating Income	$517	$550	-6.0%		$1,519	$1,366	11.1%
Margin (%)	10.9%	12.0%	-1.1	p.p.	10.9%	10.1%	0.8	p.p.

JBS Brazil
	Third Quarter				Nine Months Ended
IFRS - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$4,160	$3,256	27.7%		$10,910	$9,110	19.8%
Cost of Sales	$(3,497)	$(2,535)	37.9%		$(9,230)	$(7,423)	24.4%
Gross Profit	$662	$721	-8.1%		$1,680	$1,688	-0.5%
Adjusted EBITDA	$307	$378	-18.7%		$667	$734	-9.1%
Margin (%)	7.4%	11.6%	-4.2	p.p.	6.1%	8.1%	-2.0	p.p.
Adjusted Operating Income	$253	$324	-21.8%		$506	$570	-11.1%
Margin (%)	6.1%	9.9%	-3.8	p.p.	4.6%	6.3%	-1.7	p.p.

	Third Quarter				Nine Months Ended
USCOMP - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$4,160	$3,256	27.7%		$10,910	$9,110	19.8%
Adjusted EBITDA	$312	$369	-15.6%		$660	$720	-8.3%
Margin (%)	7.5%	11.3%	-3.8	p.p.	6.1%	7.9%	-1.8	p.p.
Adjusted Operating Income	$258	$318	-18.9%		$507	$565	-10.2%
Margin (%)	6.2%	9.8%	-3.6	p.p.	4.6%	6.2%	-1.6	p.p.

Seara
	Third Quarter				Nine Months Ended
IFRS - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$2,361	$2,194	7.6%		$6,678	$6,500	2.7%
Cost of Sales	$(1,834)	$(1,537)	19.3%		$(4,949)	$(4,816)	2.8%
Gross Profit	$527	$657	-19.7%		$1,729	$1,684	2.7%
Adjusted EBITDA	$323	$461	-30.0%		$1,140	$1,089	4.7%
Margin (%)	13.7%	21.0%	-7.3	p.p.	17.1%	16.8%	0.3	p.p.
Adjusted Operating Income	$217	$369	-41.1%		$847	$805	5.2%
Margin (%)	9.2%	16.8%	-7.6	p.p.	12.7%	12.4%	0.3	p.p.

	Third Quarter				Nine Months Ended
USCOMP - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$2,361	$2,194	7.6%		$6,678	$6,500	2.7%
Adjusted EBITDA	$262	$407	-35.7%		$967	$922	5.0%
Margin (%)	11.1%	18.5%	-7.4	p.p.	14.5%	14.2%	0.3	p.p.
Adjusted Operating Income	$214	$366	-41.6%		$835	$796	4.9%
Margin (%)	9.1%	16.7%	-7.6	p.p.	12.5%	12.2%	0.3	p.p.

JBS USA Pork
	Third Quarter				Nine Months Ended
IFRS - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$2,220	$2,042	8.7%		$6,281	$6,115	2.7%
Cost of Sales	$(1,890)	$(1,695)	11.5%		$(5,224)	$(4,989)	4.7%
Gross Profit	$330	$347	-5.0%		$1,057	$1,125	-6.1%
Adjusted EBITDA	$218	$247	-11.5%		$719	$800	-10.1%
Margin (%)	9.8%	12.1%	-2.3	p.p.	11.4%	13.1%	-1.7	p.p.
Adjusted Operating Income	$148	$175	-15.1%		$512	$586	-12.6%
Margin (%)	6.7%	8.6%	-1.9	p.p.	8.2%	9.6%	-1.4	p.p.

	Third Quarter				Nine Months Ended
USGAAP - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$2,220	$2,042	8.7%		$6,281	$6,115	2.7%
Cost of Sales	$(1,986)	$(1,825)	8.8%		$(5,673)	$(5,451)	4.1%
Gross Profit	$234	$217	7.8%		$608	$664	-8.5%
Adjusted EBITDA	$228	$210	8.2%		$584	$639	-8.6%
Margin (%)	10.2%	10.3%	-0.1	p.p.	9.3%	10.4%	-1.1	p.p.
Adjusted Operating Income	$179	$164	9.2%		$443	$500	-11.4%
Margin (%)	8.0%	8.0%	0.0	p.p.	7.0%	8.2%	-1.2	p.p.

JBS Australia
	Third Quarter				Nine Months Ended
IFRS - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$2,192	$1,785	22.9%		$5,787	$4,883	18.5%
Cost of Sales	$(1,835)	$(1,501)	22.2%		$(4,778)	$(4,075)	17.2%
Gross Profit	$357.3	$283	26.2%		$1,009	$808	24.9%
Adjusted EBITDA	$249	$174	42.7%		$699	$524	33.5%
Margin (%)	11.4%	9.8%	1.6	p.p.	12.1%	10.7%	1.4	p.p.
Adjusted Operating Income	$217	$141	53.5%		$608	$427	42.2%
Margin (%)	9.9%	7.9%	2.0	p.p.	10.5%	8.7%	1.8	p.p.

	Third Quarter				Nine Months Ended
USGAAP - US$ Million	2025	2024	Var %		2025	2024	Var %
Net Sales	$2,192	$1,785	22.9%		$5,787	$4,883	18.5%
Cost of Sales	$(1,940)	$(1,610)	20.5%		$(5,061)	$(4,334)	16.8%
Gross Profit	$253	$174	44.9%		$726	$549	32.3%
Adjusted EBITDA	$227	$144	57.4%		$647	$478	35.2%
Margin (%)	10.4%	8.1%	2.3	p.p.	11.2%	9.8%	1.4	p.p.
Adjusted Operating Income	$206	$122	68.4%		$586	$414	41.7%
Margin (%)	9.4%	6.8%	2.6	p.p.	10.1%	8.5%	1.6	p.p.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(In millions, except per share data)

(Unaudited)

	Third Quarter		Nine Months Ended
	2025	2024	2025	2024
Net Sales	$22,597.0	$19,926.0	$63,121.2	$57,208.9
Cost of Sales	(19,624.5)	(16,646.1)	(54,691.6)	(48,597.3)
Gross Profit	2,972.4	3,279.9	8,429.5	8,611.6
Selling expenses	(1,256.0)	(1,217.6)	(3,650.7)	(3,438.8)
General and administrative expenses	(513.7)	(487.6)	(1,592.4)	(1,712.6)
Other income(expenses)	16.3	(20.4)	20.6	(48.8)
Net Operating Expenses	(1,753.4)	(1,725.6)	(5,222.5)	(5,200.1)
Operating Income	1,219.0	1,554.3	3,207.0	3,411.4
Finance Income	202.9	153.5	508.0	517.6
Finance Expense	(611.1)	(514.6)	(1,484.1)	(1,827.0)
Net Finance Expense	(408.1)	(361.1)	(976.1)	(1,309.5)
Share of profit of equity-accounted investees, net of tax	4.5	3.9	15.0	(0.2)
Profit Before Taxes	815.3	1,197.1	2,245.9	2,101.7
Current Income Taxes	(185.9)	(142.4)	(576.4)	(399.2)
Deferred Income Taxes	14.7	(298.1)	125.2	(193.3)
Total Income Taxes	(171.2)	(440.5)	(451.2)	(592.5)
Effective Rate	(21.0)%	(36.8)%	(20.1)%	(28.2)%
Net Income	644.1	756.6	1,794.8	1,509.2
Attributable to:
Company shareholders	580.9	692.9	1,609.2	1,354.0
Non-controlling interest	63.2	63.7	185.6	155.2
Earnings per Share (US$)	$0.52	$0.62	$1.45	$1.22

	Third Quarter				Nine Months Ended
IFRS - US$ Million	2025	2024	Var %		2025	2024	Var %
Adjusted EBITDA	$1,835	$2,153	-14.8%		$5,116	$5,345	-4.3%
Margin (%)	8.1%	10.8%	-2.7	p.p.	8.1%	9.3%	-1.2	p.p.
Adjusted Operating Income	$1,251	$1,610	-22.3%		$3,431	$3,712	-7.6%
Margin (%)	5.5%	8.1%	-2.6	p.p.	5.4%	6.5%	-1.1	p.p.

	Third Quarter				Nine Months Ended
USCOMP - US$ Million	2025	2024	Var %		2025	2024	Var %
Adjusted EBITDA	$1,624	$1,826	-11.1%		$4,305	$4,512	-4.6%
Margin (%)	7.2%	9.2%	-2.0	p.p.	6.8%	7.9%	-1.1	p.p.
Adjusted Operating Income	$1,276	$1,502	-15.0%		$3,309	$3,548	-6.7%
Margin (%)	5.6%	7.5%	-1.9	p.p.	5.2%	6.2%	-1.0	p.p.

CONSOLIDATED CONDENSED BALANCE SHEETS

(In millions)

(Unaudited)

	September 30, 2025	December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$3,558.2	$5,613.7
Margin Cash	553.8	136.6
Trade accounts receivable	3,847.8	3,735.5
Inventories	6,568.7	5,016.0
Biological assets	1,820.8	1,608.2
Recoverable taxes	670.1	637.7
Derivative assets	262.7	84.5
Other current assets	389.5	288.8
Total Current Assets	17,671.7	17,121.0
Non Current Assets:
Long-term Investments	45.8	-
Recoverable taxes	1,914.1	1,412.5
Biological assets	602.2	518.2
Related party receivables	-	77.4
Deferred income taxes	511.5	651.2
Other non-current assets	558.6	268.7
	3,632.1	2,928.0
Investments in equity-accounted investees	226.5	38.3
Property, plant and equipment	13,263.9	11,780.9
Right of use assets	1,644.8	1,596.9
Intangible assets	1,848.9	1,803.2
Goodwill	5,898.2	5,417.1
Total Non Current Assets	26,514.4	23,564.4
Total Assets	$44,186.1	$40,685.4

	September 30, 2025	December 31, 2024
Liabilities and Equity
Current Liabilities:
Trade accounts payable	$5,447.4	$5,465.5
Supply chain finance	1,141.2	728.7
Loans and financing	999.4	2,084.2
Income taxes	242.6	233.0
Other taxes payable	123.7	113.7
Payroll and social charges	1,489.5	1,435.8
Lease liabilities	356.4	335.7
Dividends payable	0.2	358.6
Provisions for legal proceedings	100.9	280.8
Derivative liabilities	455.0	166.0
Other current liabilities	677.1	455.0
Total Current Liabilities	11,033.4	11,657.1
Non Current Liabilities:
Loans and financings	19,769.2	17,242.6
Income and other taxes payable	416.0	406.7
Payroll and social charges	276.1	352.7
Lease liabilities	1,441.3	1,398.3
Deferred income taxes	1,073.1	1,095.3
Provisions for legal proceedings	224.7	216.7
Debt with related parties	213.0	-
Derivative liabilities	116.7	100.1
Other non current liabilities	113.5	81.6
Total Non Current Liabilities	23,643.6	20,893.9
Equity:
Share capital - common shares	35.1	13,177.8
Capital reserve	7,299.4	(180.6)
Other reserves	-	(37.5)
Profit reserves	(360.9)	4,211.9
Accumulated other comprehensive income/loss	73.0	(10,077.3)
Retained earnings/ loss	1,670.6	-
Attributable to company shareholders	8,717.3	7,094.5
Attributable to non-controlling interest	791.8	1,039.9
Total Equity	9,509.2	8,134.4
Total Liabilities and Equity	$44,186.1	$40,685.4

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Third Quarter		Nine Months Ended
	2025	2024	2025	2024
Net income	$644.1	$756.6	$1,794.8	$1,509.2
Adjustments for:
Depreciation and amortization	584.0	542.8	1,684.9	1,633.6
Expected credit losses	9.6	2.9	22.9	9.1
Share of profit of equity-accounted investees	(4.5)	(3.9)	(15.0)	0.2
(Gain) loss on assets sales	(6.4)	0.1	(15.3)	(4.6)
Taxes expense	171.2	440.5	451.2	592.5
Finance expense (income), net	408.1	361.1	976.1	1,309.5
Share-based compensation	5.7	2.7	19.8	10.1
Provisions	44.9	9.5	60.4	31.2
Impairment of goodwill and property, plant and equipment	(0.8)	13.2	12.8	26.6
Net realizable value inventory adjustments	(0.2)	22.3	20.2	8.8
Fair value (market to market) of biological assets	19.4	(26.1)	(67.0)	(56.0)
SEC and DOJ agreements (Antitrust)	10.1	0.7	143.7	81.0
Avian Influenza	7.5	-	13.1	-
	1,892.8	2,122.5	5,102.5	5,151.3
Changes in assets and liabilities:
Trade accounts receivable	(178.8)	(61.0)	(18.8)	53.4
Inventories	(248.0)	(282.3)	(1,203.3)	(574.4)
Recoverable taxes	(50.6)	(6.1)	43.2	13.0
Other current and non-current assets	(194.7)	10.3	(556.9)	(93.2)
Biological assets	(174.7)	(154.0)	(572.7)	(355.1)
Trade accounts payable and supply chain finance	485.2	285.9	(90.2)	(303.2)
Tax payable in installments	(2.6)	(13.4)	(54.5)	(48.1)
Other current and non-current liabilities	(27.8)	106.8	151.6	116.3
Payments of DOJ and Antitrust agreements	(77.9)	(56.5)	(339.1)	(56.6)
Income taxes paid	(101.3)	(101.4)	(652.2)	(188.8)
Changes in operating assets and liabilities	(571.2)	(271.7)	(3,292.8)	(1,436.7)
Cash provided by (used in) operating activities	1,321.6	1,850.9	1,809.7	3,714.6
Interest paid	(343.2)	(487.3)	(948.2)	(1,176.6)
Interest received	61.2	54.6	134.9	151.7
Cash net of interest provided by (used in) operating activities	1,039.5	1,418.2	996.4	2,689.7
Cash flow from investing activities:
Purchases of property, plant and equipment	(546.9)	(320.9)	(1,261.0)	(950.6)
Purchases of intangible assets	(2.2)	(1.6)	(4.7)	(6.1)
Proceeds from sale of property, plant and equipment	21.3	10.2	56.9	26.0
Additional investments in joint-ventures and subsidiaries	(21.2)	-	(186.5)	-
Acquisitions, net of cash acquired	-	(1.3)	-	(4.2)
Dividends received	2.1	2.3	6.2	8.7
Acquisition of investments funds	(45.8)	-	(45.8)	-
Related party transactions	(27.6)	0.2	(22.9)	0.7
Cash provided by (used in) investing activities	(620.3)	(311.1)	(1,457.8)	(925.5)
Cash flow from financing activities:
Proceeds from loans and financings	4,961.1	1,346.1	9,455.3	2,034.8
Payments of loans and financings	(3,788.8)	(902.9)	(8,465.1)	(2,637.8)
Derivatives instruments received/settled	(38.8)	(31.7)	(91.6)	(172.5)
Dividends Payment	-	-	(1,573.9)	-
Dividends paid to non-controlling interest	(89.3)	0.3	(355.7)	(3.1)
Margin Cash	52.9	(3.0)	8.5	(1.2)
Payments of lease	(110.0)	(103.0)	(325.0)	(314.0)
Share Buyback	(362.5)	-	(362.5)	-
Acquisition of non-controlling interests in the subsidiary PPC	(1.3)	-	(1.3)	-
Others	(22.6)	-	(22.6)	-
Cash used in financing activities	600.8	305.8	(1,733.9)	(1,093.8)
Effect of exchange rate changes on cash and cash equivalents	19.4	(33.1)	140.0	(169.8)
Net change in cash and cash equivalents	1,039.5	1,379.8	(2,055.4)	500.5
Cash and cash equivalents at the beggining of period	2,518.8	3,690.3	5,613.7	4,569.5
Cash and cash equivalents at the end of period	$3,558.2	$5,070.1	$3,558.2	$5,070.1

Adjusted EBITDA IFRS to US COMP Reconciliations

(In millions)
(Unaudited)

	Adjusted EBITDA 3Q25
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted EBITDA IFRS	$(41.7)	$769.7	$307.2	$322.7	$218.2	$248.9	$9.5	$1,834.6
Leasing adjustments	(13.8)	(20.7)	(2.6)	(14.5)	(24.0)	(12.9)	(0.6)	(89.1)
Inventory adjustments at market value	9.2	-	-	-	1.9	-	-	11.1
Biological assets adjustments	-	(116.3)	6.9	(46.7)	31.4	(8.8)	-	(133.5)
Other adjustments	0.1	0.3	-	-	-	-	0.2	0.7
Adjusted EBITDA US COMP	$(46.2)	$633.1	$311.5	$261.5	$227.5	$227.1	$9.2	$1,623.8

	Adjusted EBITDA 3Q24
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted EBITDA IFRS	$117.3	$775.9	$377.7	$461.2	$246.7	$174.3	$(0.1)	$2,153.1
Leasing adjustments	(13.0)	(19.6)	(3.8)	(13.7)	(29.2)	(13.4)	(1.6)	(94.3)
Inventory adjustments at market value	(67.5)	-	-	-	(2.4)	-	-	(69.9)
Biological assets adjustments	-	(96.7)	(4.7)	(41.0)	(4.8)	(16.7)	-	(163.9)
Other adjustments	(0.2)	0.8	-	-	-	-	0.3	0.9
Adjusted EBITDA US COMP	$36.7	660.4	$369.1	$406.6	$210.3	$144.2	$(1.4)	$1,825.9

	Adjusted EBITDA 9M25
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted EBITDA IFRS	$(375.1)	$2,247.7	$666.9	$1,140.1	$719.1	$699.4	$17.8	$5,115.9
Leasing adjustments	(43.0)	(60.2)	(10.5)	(43.9)	(75.7)	(38.1)	(1.9)	(273.5)
Inventory adjustments at market value	(5.4)	-	-	-	(21.9)	-	-	(27.4)
Biological assets adjustments	-	(335.2)	3.8	(128.8)	(37.6)	(14.8)	-	(512.5)
Other adjustments	0.1	0.9	-	-	-	-	1.0	2.0
Adjusted EBITDA US COMP	$(423.5)	1,853.2	$660.1	$967.5	$583.8	$646.5	$16.9	$4,304.5

	Adjusted EBITDA 9M24
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted EBITDA IFRS	$136.5	$2,059.3	$733.9	$1,089.0	$800.2	$524.1	$2.3	$5,345.3
Leasing adjustments	(38.0)	(65.6)	(10.3)	(43.2)	(85.9)	(39.2)	(2.4)	(284.6)
Inventory adjustments at market value	(34.2)	-	-	-	(32.3)	-	-	(66.5)
Biological assets adjustments	-	(306.0)	(3.3)	(124.0)	(43.5)	(6.7)	-	(483.5)
Other adjustments	(0.1)	0.5	-	-	-	-	0.949	1.4
Adjusted EBITDA US COMP	$64.2	$1,688.2	$720.2	$921.8	$638.6	$478.2	$0.9	$4,512.1

Adjusted Operating Income IFRS to US COMP Reconciliations

(In millions)

(Unaudited)

	Adjusted Operating Income (Loss) 3Q25
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted Operating Income IFRS	$(102.4)	$518.9	$253.1	$217.1	$148.3	$216.9	$(1.3)	$1,250.6
Leasing adjustments	(2.3)	(3.1)	(1.9)	(3.3)	(3.0)	(2.2)	(0.0)	(15.8)
Inventory adjustments at market value	9.2	-	-	-	1.9	-	-	11.1
Biological assets adjustments	-	-	6.9	-	31.4	(8.8)	-	29.5
Other adjustments	0.4	0.8	-	-	-	-	(0.2)	1.0
Adjusted Operating Income US COMP	$(95.1)	$516.7	$258.1	$213.8	$178.7	$205.8	$(1.6)	$1,276.3

	Adjusted Operating Income (Loss) 3Q24
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted Operating Income IFRS	$62.8	$549.4	$323.6	$368.9	$174.6	$141.3	$(10.3)	$1,610.3
Leasing adjustments	(1.8)	(2.0)	(0.6)	(2.9)	(3.7)	(2.5)	-	(13.6)
Inventory adjustments at market value	(67.5)	-	-	-	(2.4)	-	-	(69.9)
Biological assets adjustments	-	-	(4.7)	-	(4.8)	(16.7)	-	(26.2)
Other adjustments	0.1	2.5	-	-	-	-	(1)	1.2
Adjusted Operating Income US COMP	$(6.4)	$549.9	$318.3	$365.9	$163.8	$122.1	$(11.8)	$1,501.8

	Adjusted Operating Income (Loss) 9M25
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted Operating Income IFRS	$(553.6)	$1,525.4	$506.4	$846.9	$512.1	$607.5	$(13.7)	$3,431.1
Leasing adjustments	(7.7)	(8.9)	(2.9)	(12.0)	(10.1)	(7.0)	(0.0)	(48.7)
Inventory adjustments at market value	(5.4)	-	-	-	(21.9)	-	-	(27.4)
Biological assets adjustments	-	-	3.8	-	(37.6)	(14.8)	-	(48.6)
Other adjustments	0.9	2.3	-	-	-	-	$(0.4)	2.8
Adjusted Operating Income US COMP	$(565.8)	$1,518.8	$507.3	$834.9	$442.5	$585.7	$(14.2)	$3,309.2

	Adjusted Operating Income (Loss) 9M24
	JBS Beef North America	PPC	JBS Brazil	Seara	JBS USA Pork	Australia	Others and Eliminations	Total
Adjusted Operating Income IFRS	$(25.8)	$1,373.8	$569.5	$804.9	$586.3	$427.1	$(24.2)	$3,711.7
Leasing adjustments	(5.0)	(13.1)	(1.2)	(9.3)	(10.8)	(7.0)	-	(46.4)
Inventory adjustments at market value	(34.2)	-	-	-	(32.3)	-	-	(66.5)
Biological assets adjustments	-	-	(3.3)	-	(43.5)	(6.7)	-	(53.5)
Other adjustments	0.8	5.8	-	-	-	-	(4.3)	2.2
Adjusted Operating Income US COMP	$(64.2)	1,366.4	$565.0	$795.6	$499.7	$413.5	$(28.5)	$3,547.5

EBITDA to Adjusted EBITDA and Free Cash Flow Reconciliation

(In millions)

(Unaudited)

	Third Quarter		Nine Months Ended		Twelve Months Ended
	2025	2024	2025	2024	3Q25		3Q24
Profit before Taxes	$815.3	$1,197.1	$2,245.9	$2,101.7	$2,855.2		$2,119.5
Share of profit of equity-accounted investees, net of tax	(4.5)	(3.9)	(15.0)	0.2	(18.2)		0.5
Net finance results	408.1	361.1	976.1	1,309.5	1,336.4		1,650.0
(+) Depreciation and amortization	584.0	542.8	1,684.9	1,633.6	2,240.8		2,210.9
EBITDA	$1,803.1	$2,097.2	$4,891.9	$5,045.0	$6,414.2		$5,980.9
Adjustments to EBITDA:
Other income / expenses	$11.1	$7.7	$26.6	$17.0	$41.5		$31.4
Reestructuring	2.2	30.8	23.8	83.0	36.3		90.4
Asset Impairment	-	-	12.8	-	12.8		5.4
Antitrust agreements	10.1	0.7	143.7	81.0	316.5		141.3
Donationsand Social Programs	0.6	3.6	1.7	18.2	6.0		25.3
Rio Grande do Sul Floods	-	13.1	-	19.3	-		19.3
Fiscal payments and installments	-	-	2.4	81.8	2.4		81.8
Extemporaneous litigation	-	-	-	-	61.0		-
Reversal of tax credits	-	-	-	-	58.7		-
Avian Flu	7.5	-	13.1	-	13.1		-
Total Adjusted EBITDA	$1,834.6	$2,153.1	$5,115.9	$5,345.3	$6,962.5		$6,375.8
(-) Depreciation and amortization	584.0	542.8	1,684.9	1,633.6	2,240.8		2,210.9
Adjusted Operating Income (IFRS)	$1,250.6	$1,610.3	$3,431.1	$3,711.7	$4,721.7		$4,164.9
Total Gross Debt	20,768.6	18,958.0	20,768.6	18,958.0	20,768.6		18,958.0
(-)Cash and Equivalents	3,558.2	5,070.1	3,558.2	5,070.1	3,558.2		5,070.1
(-) Cash Margin	553.8	167.5	553.8	167.5	553.8		167.5
(-) Financial Investments	45.8	-	45.8	-	45.8		-
Total Net Debt	$16,610.8	$13,720.5	$16,610.8	$13,720.5	$16,610.8		$13,720.5
Ratio Calculations:
Gross Debt/Adjusted EBITDA					2.98	x	2.97	x
Net Debt/Adjusted EBITDA					2.39	x	2.15	x

	Third Quarter		Nine Months Ended		Twelve Months Ended
	2025	2024	2025	2024	3Q25	3Q24
Cash provided by (used in) operating activities	$1,321.6	$1,850.9	$1,809.7	$3,714.6	$3,619.4	$5,424.2
Interest paid and received	(282.1)	(432.7)	(813.3)	(1,024.9)	(1,083.1)	(1,347.3)
Purchases of property, plant and equipment	(546.9)	(320.9)	(1,261.0)	(950.6)	(1,790.8)	(1,352.5)
Payments of lease	(110.0)	(103.0)	(325.0)	(314.0)	(428.7)	(424.4)
Free Cash Flow	$382.7	$994.3	$(589.6)	$1,425.1	$316.8	$2,300.0

Net Debt Bridge and Proforma Debt Amortization Schedule¹

(In millions)

(Unaudited)

(1)	Including US$570 million in CRA issuance, the repurchase program and short term debt payment.
(2)	Considering acquisitions, non-cash items and Others.

ROE, ROIC and Interest Coverage Reconciliation

(In millions)

(Unaudited)

	Last twelve months ended in September 30,
	2025	2024
Net Income LTM (A)	$2,253.1	$1,551.2
Average Shareholder Equity (B)	$9,494.8	$9,285.1
Current Shareholder Equity	$9,509.2	$9,480.4
Previous Year Shareholder Equity	$9,480.4	$9,089.8
ROE (A/B)	23.7%	16.7%

	Last twelve months ended in September 30,
	2025	2024
NOPAT (A)	$4,119.7	$3,596.6
Adjusted Operating Income (IFRS)	$4,721.7	$4,164.9
Taxes	$-602.1	$-568.3
Average Net Debt (B)	$15,165.6	$14,886.9
Current Net Debt	$16,610.8	$13,720.5
Previous Year Net Debt	$13,720.5	$16,053.3
Average Shareholder Equity (C)	$9,494.8	$9,285.1
Current Shareholder Equity	$9,509.2	$9,480.4
Previous Year Shareholder Equity	$9,480.4	$9,089.8
Invested Capital (B+C)	$24,660.4	$24,172.0
ROIC [A/(B+C)]	16.7%	14.9%

	Last twelve months ended in September 30,
	2025		2024
Total Adjusted EBITDA	$6,962.5		$6,375.8
Net Financial Expense	$1,018.6		$1,012.7
Interest Coverage	6.84	x	6.30	x

Conference Call Information and Other Selected Data

A conference call to discuss the Company’s financial results will be held at 9 a.m. Eastern time on Friday, November 14, 2025. A link for the webcast of the conference call is available on the JBS Investor Relations website at https://ir.jbsglobal.com/. The webcast also can be accessed by the following direct link: Click here to access. For those who cannot participate at the scheduled time, a replay of the live webcast and the accompanying slides will be available at https://ir.jbsglobal.com/. Financial information, such as this press release, as well as other supplemental data, can be accessed from the Company’s web site at https://ir.jbsglobal.com/

This press release is being made in respect of JBS N.V. and its subsidiaries (collectively, the “JBS Group”).

Forward-Looking Statements

We make statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access. Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company’s Board of Directors and Officers.

Forward-looking statements may include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words “believe,” “may,” “will,” “continue,” “expects,” “predicts,” “intends,” “plans,” “estimates,” or similar expressions.

Forward-looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

IFRS and Non-GAAP Financial Measures

This release is prepared under IFRS and also includes certain non-GAAP financial measures. These measures are not calculated in accordance with any generally accepted accounting principles (GAAP) or International Financial Reporting Standards (IFRS) and should not be viewed as substitutes for IFRS metrics such as net income, operating cash flow, or other measures of operating performance or liquidity.

We present non-GAAP financial measures to provide additional information that we believe is useful and meaningful to investors. However, such measures do not have standardized definitions and may therefore not be comparable to similarly titled measures presented by other companies. Non-GAAP financial measures should always be considered together with, and not as alternatives to, the financial results reported in accordance with IFRS as issued by the International Accounting Standards Board.

Additionally, this release contains certain “US Comparable” (“US Comp”) metrics. The consolidated US Comp figure includes managerial accounting GAAP adjustments in Seara and JBS Brazil for comparability purposes with USGAAP and American peers, in addition to the Business Units that already report under US GAAP.

Investor Contact: ir@jbs.com.br

Guilherme Cavalcanti (Global CFO)

Christiane Assis (IRO)

Pedro Bueno

Felipe Brindo

Vítor Figueira

Amanda Harumi